Exhibit 99.1

 i

BRBI BR Partners S.A.

Comments on performance

Dear Shareholders,

We hereby submit for your consideration the condensed parent company and consolidated interim financial information of BRBI BR Partners S.A. (“Company”) for the third quarter ended September 30, 2026.

We highlight the following facts in the third quarter of 2026:

Economic context

The third quarter of 2026 was dominated by the escalation of the conflict in the Middle East and a broad-based rise in sovereign interest rates, which reached their highest levels since the 2008 financial crisis. Brent crude, which began the period near US$ 77 per barrel following the June truce, rose again as traffic through the Strait of Hormuz came to a near standstill, following a highly volatile trajectory with weekly swings of up to 7%. It reached US$ 108 in September and ended the quarter above US$ 100. The energy shock solidified the shift by major developed-market central banks toward monetary tightening: the Federal Reserve raised interest rates in September for the first time since 2023, while the European Central Bank delivered its second hike of the year and the Bank of Japan lifted its rate to its highest level in 31 years. The move, combined with high government debt and demand for capital associated with investments in artificial intelligence, pushed long-term rates to multidecade highs—in the United States, rates posted their largest quarterly increase this century. The tightening of global financial conditions continued to pressure emerging-market assets: the real depreciated from R$ 5.10 to approximately R$ 5.25 per dollar in August amid heightened risk perception, even though the balance of payments remains solid, with direct investment of US$ 89.3 billion over the twelve months through June.

In Brazil, the third quarter was marked by the economy slowing sooner than expected, accompanied by more benign headline inflation, although services remained under pressure. After GDP grew 0.5% quarter over quarter in the second quarter, with household consumption declining 0.4%, high-frequency estimates began to point to flat economic activity in the third quarter. Industrial production fell 0.6% in August and posted a 2.0% decline over the three-month period, while the Central Bank lowered its growth forecast for 2026 from 2.0% to 1.8%. The Copom continued its rate-cutting cycle, reducing the Selic rate by 0.25 percentage points in August and again in September, bringing it to 13.75% at the end of the quarter. The IPCA - Extended Consumer Price Index over 12 months fell from 4.64% in June to 4.22% in August, with the 0.32% monthly deflation driven by the Itaipu Bonus on electricity bills, before the September IPCA-15 signaled a reacceleration, rising 0.70% and bringing the accumulated rate to 4.47%. On the fiscal front, federal revenue collection hit successive records, supported by oil, but the government raised its projection for the 2026 primary deficit from R$ 52.0 billion to R$ 80.9 billion—or R$ 13.6 billion under the formal calculation of the target—due to pressure from fuel subsidies. Gross debt reached 82.9% of GDP, the highest level since March 2021, while bank delinquency hit a record 5.04%, with the average rate on new loans at 32.3% per year. In foreign trade, the United States’ additional 25% tariff took effect on July 22, affecting approximately 18% of Brazilian exports, according to the government.

In the United States, the quarterly data combined resilient activity with inflation above target, prompting the Federal Reserve to resume monetary tightening. GDP grew at an annualized rate of 1.5% in the second quarter, below expectations, but household consumption posted its strongest pace since the end of 2022. The labor market showed mixed signals: August recorded 162 thousand jobs, the largest increase since March, but September brought only 29 thousand, and unemployment rose to 4.2%. Consumer inflation ended August at 3.4% over the 12-month period, with core inflation easing from 2.6% in June to 2.4% in August. In September, the Fed raised interest rates by 0.25 percentage points, to a range of 3.75% to 4.00%, marking the first increase since 2023.

In Europe, the third quarter was marked by a further acceleration in inflation due to the energy shock, prompting the European Central Bank to intensify monetary tightening. Consumer inflation in the Eurozone rose from 2.8% in June to 2.9% in July and 3.2% in August, while producer inflation accelerated again, from 4.6% to 5.8% over 12 months. Against this backdrop, the ECB raised its deposit rate by 0.25 percentage points in September, to 2.50%, marking the second increase of the year in a unanimous decision, and began projecting average inflation of 3.0% in 2026. Economic activity exceeded expectations, with the region’s GDP growing 1.0% year over year in the second quarter.

BRBI BR Partners S.A.

Comments on performance

China maintained the imbalance between resilient industrial supply and persistently weak domestic demand throughout the third quarter. Industrial production fluctuated, slowing to 4.5% in July year over year before accelerating to 5.2% in August, supported by high-tech segments. By contrast, retail sales rose just 0.6% in July and 0.4% in August, both below expectations, while fixed-asset investment deepened its contraction, falling 7.2% year to date through August, driven by a decline in real estate investment. Consumer inflation remained low, at 0.8% over the 12 months through August, while producer inflation rose 3.8%, above expectations. At the end of the quarter, the PMIs returned to expansion zone, with the manufacturing index rising from 49.8 to 50.1 points in September, although the composition calls for caution, as new orders were virtually unchanged. At the start of October, the PBoC cut the interest rate on its lending facility for state-owned policy banks by 0.25 percentage points, while the government introduced interest subsidies for housing loans.

Business performance

In the third quarter of 2026, despite the impact of the volatility and political and economic uncertainties during the period, the Financial Advisory area remained active, with well-diversified activities and mandates, including mergers and acquisitions for companies from different economic sectors. Five transactions have been announced, totaling a disclosed volume of R$ 510 million. Meanwhile, the Capital Markets area showed resilient performance and structured 8 operations, totaling R$ 1.04 billion in issuances, including CRIs and FIDCs.

The Treasury Sales & Structuring area for Clients operated in an environment of slowing corporate debt issuances in the Brazilian capital market compared to last year, as well as increased volatility in the markets, mainly influenced by the geopolitical scenario and macroeconomic conditions, which resulted in natural fluctuations in revenue generation throughout the period. Totaling a trading volume of derivatives and foreign exchange of R$ 4.5 billion.

The Wealth Management area maintained the asset management of its clients at R$ 6.2 billion at the end of September 2026.

Consolidated business performance

Total revenues reached R$ 123.3 million in 3Q26, compared to R$ 133.3 million in 3Q25, reflecting a change of -7.5%. Net income reached R$ 23.5 million, compared to R$ 42.2 million in 3Q25, accounting for a -44.3% change. The annualized quarterly return on shareholders’ equity was 11.5%. The Company ended the year with shareholders’ equity of R$ 831.3 million.

Policy of reinvestment and distribution of dividends

The Company does not have a formal policy on reinvestment by its shareholders; all reinvestments verified thus far were deliberated by the shareholders at the AGM/EGM.

The Company’s dividend policy provides for the annual distribution of the mandatory minimum dividend of 25%. However, the Company intends to remunerate its shareholders according to the calculation of the profits earned during the year, making its best efforts to distribute dividends at a higher percentage that established by current legislation.

Social initiatives

The Company supports, through tax incentive laws, non-governmental organizations with projects mainly related to health, education, sports, diversity and gender equity.

Relationship with independent auditors

Pursuant to the provisions of CVM Resolution 162/22 of the Brazilian Securities and Exchange Commission, the Company has an established policy and process for hiring an independent audit, considering aspects of transparency, compliance, objectivity and independence. Furthermore, aspects of potential conflicts of interest when engaging the same audit company for services of other natures are assessed to mitigate risks of loss of independence or objectivity in the performance of its activities. Information related to audit company fees is made available annually in our Reference Form.

Executive Board

Accountant

Hideo Antonio Kawassaki

CRC 1SP 184007/O-5

BRBI BR Partners S.A.

Condensed statements of financial position as of September 30, 2026 and December 31, 2025

(In thousands of reais)

		Parent Company		Consolidated
	Notes	09/30/2026	12/31/2025	09/30/2026	12/31/2025
Assets
Cash and cash equivalents	4	2	29,504	344,442	137,792
Financial assets at fair value through profit or loss	5a	102,854	89,557	13,539,812	11,712,650
- Government bonds		-	-	13,246,506	11,369,995
- Private securities		-	-	171,626	174,349
- Investment fund quotas		102,854	89,557	121,680	168,306
Financial assets at fair value through other comprehensive income	5b	-	-	2,468,647	3,308,755
- Private securities		-	-	719,791	1,385,470
- Investment fund quotas		-	-	1,748,856	1,923,285
Derivative financial instruments	6a	1,374	3,011	1,022,998	1,023,349
Financial asset at amortized cost	7	-	-	338,451	1,124,190
- Loans		-	-	155,114	184,958
- Other financial assets at amortized cost		-	-	183,337	939,232
Dividends receivable		24,551	55,496	-	-
Other assets		1,237	3,072	27,408	26,874
Deferred tax assets	17b	5,607	5,607	159,222	92,425
Equity-accounted investees	9	760,663	627,399	-	-
Property, plant and equipment		-	-	45,216	44,265
Intangible assets		-	-	9,883	12,283
Total assets		896,288	813,646	17,956,079	17,482,583

See the accompanying notes to the condensed parent and consolidated interim financial information.

BRBI BR Partners S.A.

Condensed statements of financial position as of September 30, 2026 and December 31, 2025

(In thousands of reais)

		Parent Company		Consolidated
	Notes	30/09/2026	12/30/2025	30/09/2026	12/30/2025
Liabilities
Financial liabilities at fair value through profit or loss	11a	-	-	-	33,222
Financial liabilities at amortized cost	11b	-	-	16,346,345	16,062,202
- Repurchase agreements		-	-	11,029,148	9,938,917
- Client deposits		-	-	915,393	1,637,964
- Funds from securities issued		-	-	4,401,646	3,703,658
- Other financial liabilities		-	-	158	781,663
Derivative financial instruments	6a	2,052	1,666	439,569	344,451
Amounts payable		44,605	9,695	61,287	53,934
- Suppliers		435	251	3,690	11,243
- Other amounts payable	10	44,170	9,444	57,597	42,691
Taxes payable		154	158	22,520	19,998
Current tax liabilities		-	3,173	3,374	9,382
Deferred tax liabilities	17b	18,137	15,656	251,644	176,096
Total liabilities		64,948	30,348	17,124,739	16,699,285

Shareholders’ equity
Capital	12a	674,940	674,940	674,940	674,940
Capital reserves		(30,193)	(30,193)	(30,193)	(30,193)
Profit reserves		117,527	149,025	117,527	149,025
Other comprehensive (loss)		(8,372)	(10,474)	(8,372)	(10,474)
Retained earnings		77,438	-	77,438	-
Total shareholders’ equity		831,340	783,298	831,340	783,298
Total liabilities and shareholders’ equity		896,288	813,646	17,956,079	17,482,583

See the accompanying notes to the condensed parent and consolidated interim financial information.

BRBI BR Partners S.A.

Condensed statements of profit or loss for the three and nine-month periods ended September 30

(In thousands of reais)

		Parent Company				Consolidated
		Three-month period ended		Nine-month period ended		Three-month period ended		Nine-month period ended
	Notes	30/09/2026	30/09/2025	30/09/2026	30/09/2025	30/09/2026	30/09/2025	30/09/2026	30/09/2025
Interest revenues and gains on financial instruments		2,847	364	13,253	12,239	2,985,864	4,902,330	7,849,992	9,868,149
Interest expenses and (losses) on financial instruments		(856)	(3,462)	(7,164)	(5,170)	(2,920,872)	(4,840,275)	(7,694,202)	(9,698,917)
Net interest revenue (expense) and gains (losses) on financial instruments	14	1,991	(3,098)	6,089	7,069	64,992	62,055	155,790	169,232

Revenues from rendering of services		-	-	-	-	58,317	71,232	232,425	230,830
Total service revenues		-	-	-	-	58,317	71,232	232,425	230,830

Total revenues (expenses)	13	1,991	(3,098)	6,089	7,069	123,309	133,287	388,215	400,062

Personnel expenses		(1,385)	(150)	(4,377)	(2,568)	(41,839)	(26,243)	(132,423)	(95,075)
Administrative expenses	15	(996)	(2,336)	(3,530)	(8,039)	(23,883)	(31,404)	(92,991)	(79,054)
Tax expenses	16	-	-	-	-	(9,656)	(10,213)	(27,164)	(31,807)
Provision due to expected credit losses		-	-	-	-	(17,845)	(839)	(20,069)	(12,303)
Other revenues		2	-	2	-	710	548	2,470	1,617
Other expenses		(13)	(36)	(528)	(619)	392	(775)	(1,328)	(972)
Operating expenses		(2,392)	(2,522)	(8,433)	(11,226)	(92,121)	(68,926)	(271,505)	(217,594)

Profit/(loss) before income tax		(401)	(5,620)	(2,344)	(4,157)	31,188	64,361	116,710	182,468

Equity in net income of subsidiaries	9	23,940	47,707	101,162	134,603	-	-	-	-
Profit before income tax		23,539	42,087	98,818	130,446	31,188	64,361	116,710	182,468

Income taxes	17a	(3)	137	(2,481)	93	(7,652)	(22,137)	(20,373)	(51,929)
Profit for the period		23,536	42,224	96,337	130,539	23,536	42,224	96,337	130,539

Profit attributed to the Company’s Shareholders	12c					23,536	42,224	96,337	130,539
Profit attributable to common shares						14,985	26,884	61,336	83,112
Earnings per common share						0.07	0.13	0.31	0.41
Profit attributable to preferred shares						8,551	15,340	35,001	47,427
Earnings per preferred share						0.07	0.13	0.31	0.41

See the accompanying notes to the condensed parent and consolidated interim financial information.

BRBI BR Partners S.A.

Condensed statements of comprehensive income for the three and nine-month periods ended September 30

(In thousands of reais)

	Parent Company				Consolidated
	Three-month period ended		Nine-month period ended		Three-month period ended		Nine-month period ended
	09/30/2026	09/30/2025	09/30/2026	09/30/2025	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Profit for the period	23,536	42,224	96,337	130,539	23,536	42,224	96,337	130,539

Items that may not be subsequently reclassified to income (loss):	10,627	(1,963)	2,102	470	10,627	(1,963)	2,102	470

Fair value through other comprehensive income (FVOCI)
- Adjustment to fair value	19,356	(4,123)	4,456	315	19,356	(4,123)	4,456	315
- Tax effect	(8,710)	1,855	(2,005)	(142)	(8,710)	1,855	(2,005)	(142)
Foreign operations - foreign currency translation differences	(19)	305	(349)	297	(19)	305	(349)	297

Comprehensive income attributable to:
Company’s shareholders	34,163	40,261	98,439	131,009	34,163	40,261	98,439	131,009

See the accompanying notes to the condensed parent and consolidated interim financial information.

BRBI BR Partners S.A.

Condensed statements of changes in shareholders’ equity for the periods ended September 30

(In thousands of reais)

			Profit reserve		Other comprehensive income (loss)
	Capital	Capital reserve	Legal	Other profit reserves	Equity valuation adjustments	Accumulative translation adjustment	Retained earnings	Total shareholders’ equity
December 31, 2024	674,940	(30,193)	54,686	114,559	(9,030)	(372)	-	804,590
Profit for the period	-	-	-	-	-	-	130,539	130,539
Other comprehensive income	-	-	-	-	173	297	-	470
Interim dividends - 2025	-	-	-	(69,297)	-	-	(37,798)	(107,095)
Additional dividends - 2024	-	-	-	(18,899)	-	-	-	(18,899)
September 30, 2025	674,940	(30,193)	54,686	26,363	(8,857)	(75)	92,741	809,605

December 31, 2025	674,940	(30,193)	63,440	85,585	(10,554)	80	-	783,298
Profit for the period	-	-	-	-	-	-	96,337	96,337
Other comprehensive income (loss)	-	-	-	-	2,451	(349)	-	2,102
Interim dividends - 2026	-	-	-	(31,498)	-	-	(18,899)	(50,397)
September 30, 2026	674,940	(30,193)	63,440	54,087	(8,103)	(269)	77,438	831,340

See the accompanying notes to the condensed parent and consolidated interim financial information.

BRBI BR Partners S.A.

Condensed statements of cash flows for the nine-month periods ended September 30

(In thousands of reais)

	Parent Company		Consolidated
	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Cash flows from operating activities
Profit for the period	96,337	130,539	96,337	130,539
Adjustments for:
Effect of changes in exchange rates on cash and cash equivalents	-	-	(4,959)	(23,921)
Impairment loss	-	-	20,069	12,303
Depreciation and amortization	-	-	7,672	7,348
Deferred taxes	2,481	(93)	8,751	33,841
Provision / update of contingencies	-	-	5	107
Share of profit of equity-accounted investees	(101,162)	(134,603)	-	-
Interest expenses - subordinated financial bills	-	-	85,157	67,172
Adjusted net income	(2,344)	(4,157)	213,032	227,389

Change in:
Financial assets at fair value through profit or loss	(13,297)	(5,326)	(1,827,162)	(1,576,658)
Derivative financial instruments	2,023	(1,744)	95,469	(34,571)
Financial assets at amortized cost
- Loans	-	-	9,775	27,264
- Other financial assets at amortized cost	-	-	755,895	255,882
Financial assets at fair value through other comprehensive income	-	-	842,210	(706,815)
Other assets	1,835	(756)	(534)	2,239
Amounts payable – Suppliers	184	60	(7,553)	(13,333)
Financial liabilities at amortized cost
- Repurchase agreements	-	-	1,090,231	1,574,475
- Client deposits	-	-	(722,571)	(685,658)
- Debt issued and others	-	-	678,807	1,212,423
- Other financial liabilities	-	-	(781,505)	(341,573)
Financial liabilities at fair value through profit or loss	-	-	(33,222)	-
Taxes payable	(2,212)	58	10,433	24,628
Other amounts payable	22,127	90,306	3,519	(31,743)
Cash generated by (used in) in operating activities	8,316	78,441	326,824	(66,051)
Income tax and social contribution paid	(965)	-	(13,919)	(27,235)
Net cash generated (used in) operating activities	7,351	78,441	312,905	(93,286)

Cash flows from investment activities
Payment of capital in equity-accounted investees	(30,000)	(1,000)	-	-
Dividends received	30,945	11,105	-	-
Acquisition of property, plant and equipment for use	-	-	(1,646)	(1,127)
Cash generated (used in) investment activities	945	10,105	(1,646)	(1,127)

Cash flows from financing activities
Payment of interest from subordinated financial bills	-	-	(65,976)	(38,232)
Payment of lease liability	-	-	(5,794)	(6,122)
Issuance of subordinated financial bills	-	-	-	144,300
Interim dividends paid	(37,798)	(88,546)	(37,798)	(88,546)
Cash generated by (used in) in financing activities	(37,798)	(88,546)	(109,568)	11,400

Increase (decrease) in cash and cash equivalents	(29,502)	-	201,691	(83,013)
Cash and cash equivalents at the beginning of the year	29,504	2	137,792	575,235
Effect of changes in exchange rates on cash and cash equivalents	-	-	4,959	23,921
Cash and cash equivalents at the end of the period	2	2	344,442	516,143
Increase (decrease) in cash and cash equivalents	(29,502)	-	201,691	(83,013)

Supplementary information of operating cash flows
Interest received			1,233,657	908,421
Interest paid			(1,730,626)	(858,781)

See the accompanying notes to the condensed parent and consolidated interim financial information.

BRBI BR Partners S.A

Condensed statements of value added for the nine-month periods ended September 30

(In thousands of reais)

	Parent Company		Consolidated
	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Revenues	13,255	12,239	8,064,818	10,088,293
Financial Intermediation	13,253	12,239	7,849,992	9,868,149
Rendering of services	-	-	232,425	230,830
Impairment losses	-	-	(20,069)	(12,303)
Other	2	-	2,470	1,617

Financial expenses	(7,164)	(5,170)	(7,694,202)	(9,698,917)

Inputs acquired from third parties	(4,058)	(8,659)	(82,930)	(68,967)
Materials, energy and others	(1,706)	(1,947)	(37,776)	(34,996)
Outsourced services	(1,824)	(6,093)	(43,826)	(32,999)
Other operating expenses	(528)	(619)	(1,328)	(972)

Gross value added	2,033	(1,590)	287,686	320,409

Depreciation and amortization	-	-	(7,672)	(7,348)

Net value added produced by the Company	2,033	(1,590)	280,014	313,061

Value added received as transfer	101,162	134,603	-	-
Equity in net income of subsidiaries	101,162	134,603	-	-

Total value added payable	103,195	133,013	280,014	313,061

Distribution of value added	103,195	133,013	280,014	313,061

Personnel	3,710	2,244	111,838	80,514
Direct remuneration	3,307	1,852	97,637	67,542
Benefits	372	378	10,772	10,724
FGTS (severance indemnity fund)	31	14	3,429	2,248

Taxes, rates and contributions	3,148	230	68,122	98,296
Federal	3,148	230	57,235	87,017
Municipal	-	-	10,887	11,279

Third-party capital remuneration	-	-	3,717	3,712
Rentals	-	-	3,717	3,712

Remuneration of equity capital	96,337	130,539	96,337	130,539
Retained earnings	77,438	92,741	77,438	92,741
Interim dividends	18,899	37,798	18,899	37,798

See the accompanying notes to the interim financial information.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

1.  Operations

BRBI BR Partners S.A. (“Company” or “Parent Company”, and jointly with subsidiaries, “BR Partners Group” or “Group”) is a publicly-held corporation, headquartered at Avenida Brigadeiro Faria Lima nº 3.732 – 28º floor, in the city of São Paulo, State of São Paulo, and shares traded in units on stock exchanges.

In Brazil, shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3 S.A.”) under the ticker BRBI11. Each unit of ownership consists of 2 preferred shares and 1 common share of the Company. The Company also has Level II ADRs (“American Depositary Receipt”) backed by 4 units listed on B3, traded on Nasdaq Inc.

The Company is engaged in investing in other companies, domestic or foreign, as a partner, unitholder or shareholder and management of our own assets. Control is exercised by BR Partners Holdco Participações S.A. (“Holdco”), holding a total equity interest of 31.8% (29% as of December 31, 2025) in the Company.

The Group is part of a context of businesses related to investment banking, capital markets, treasury for clients, investments and wealth management.

2. Preparation basis and presentation of condensed interim financial information

a. Statements of conformity (regarding the IFRS and Accountant Statements Committee - CPC rules)

The condensed parent company and consolidated interim financial information was prepared in accordance with Technical Pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”). All material information specific to the condensed parent company and consolidated interim financial information, and only thereto, is being ascertained, and corresponds to the information used by Management in managing the company.

The information regarding the bases for the preparation and presentation of the condensed parent company and consolidated interim financial information, as well as summary of material accounting policies did not undergo material changes in relation to those disclosed in the Company’s parent company and consolidated financial statements for the year ended December 31, 2025, which should be read together.

The Company’s condensed interim financial information was approved by the Board of Directors on November 3, 2026.

b. Functional and presentation currency

The condensed parent company and consolidated interim financial information is presented in thousands of Reais, which is the Company’s functional currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates prevailing on the transaction dates, with exchange gains and losses recognized in the statements of profit or loss in the “Interest revenues and gains on financial instruments” or “Interest expenses and losses on financial instruments” captions.

For investments abroad that have a functional currency other than the Real, the effects of the translation are recorded in shareholders’ equity under “Other Comprehensive Income”.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

c. Condensed interim financial information

In the process of interim financial information consolidation, equity interests, asset and liability account balances, revenues, expenses and intercompany unrealized income were eliminated.

We highlight the subsidiaries (direct and indirect) included in the condensed consolidated interim financial information:

			Interest %
	Line of business	Country	09/30/2026 (1)	12/31/2025 (1)
Direct subsidiaries
BR Partners Assessoria Financeira Ltda.	Rendering of services	Brazil	99.99	99.99
BR Partners Gestão de Recursos Ltda.	Rendering of services	Brazil	99.99	99.99
BR Partners Participações Financeiras Ltda.	Financial holding company	Brazil	99.99	99.99
BR Partners Mercados de Capitais Ltda.	Rendering of services	Brazil	99.99	99.99
BR Partners Assessoria em Soluções de Capital Ltda.	Rendering of services	Brazil	99.99	99.99
BR Partners Assessoria Financeira Rio de Janeiro Ltda.	Rendering of services	Brazil	100	100
Indirect subsidiaries
BR Partners Banco de Investimento S.A.	Investment bank	Brazil	99.99	99.99
BR Partners Europe B.V.	Rendering of services	Netherlands	100	100
BR Partners Corretora de Seguro Ltda.	Rendering of services	Brazil	99.99	99.99
Investment funds (2)
Total Financial Investment Fund – Private Credit Multimarket Investment Class – Limited Liability	Investment fund	Brazil	100	100
BR Partners Capital	Investment fund	Cayman	100	100

(1)	Percentages below 100% refer to the interest of BR Partners Holdco Participações S.A. (Holding Company).

(2)	Investment funds in which the Group substantially assumes or retains risks and rewards were consolidated.

d. Use of significant estimates and judgments

In the preparation of this condensed parent company and consolidated interim financial information, Management used judgments and estimates that affect the Group’s application of accounting policies and amounts reported of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. Estimates and assumptions are reviewed on a continuous basis. Revisions to estimates are recognized prospectively and information on judgments is continuously reviewed by an annual basis by the Management areas.

Fair value of financial instruments

Financial instruments recorded at fair value in our parent company and consolidated condensed interim financial information is mainly comprised by financial assets measured at fair value through profit or loss, including derivatives and financial assets measured at fair value through other comprehensive income. The fair value of a financial instrument corresponds to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

Financial instruments are categorized within a hierarchy based on the lowest level of information, which is significant for measuring fair value. For instruments classified as Level 3, we use the judgment of the Management to arrive at the fair value measurement.

We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions. In using our judgment, we analyzed several third party prices and transaction volumes to understand and assess the extent of available market benchmarks and the judgment or modeling required in processes with third parties.

Based on these factors, we determined whether fair values are observable in active markets or whether the markets are inactive. Inaccuracy in estimating unobservable market information may impact the amount of revenue or loss recorded for a given position. Furthermore, while we believe that our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments may result in a different fair value estimate at the reporting date. For a detailed discussion of the determination of fair value of financial instruments please, see Note 20.

3. Risk management

The Group maintains a financial risk management structure – comprising market, credit, liquidity and capital management – based on strategic guidelines and governance by specialized committees. The operational model ensures the segregation of duties, with the Risk Management area operating independently from the business units and reporting directly to the executive board for the purposes of monitoring, control, and mitigation of exposures.

a. Operating limits

Capital is managed by BR Partners Group Management and aims to ensure that the capital management (Basel ratio) is performed in an independent and technical manner, considering existing risks and those included in strategic planning.

Consolidated (1)	09/30/2026	12/31/2025
Reference Equity (PR) - (a)	1,354,545	1,296,697
Level I	1,051,245	1,022,245
Principal capital	624,737	586,070
Complementary capital	426,508	436,175
Level II	303,300	274,452
Subordinated Financial Bills Eligible for Capital	303,300	274,452
Total risk-weighted exposure - (b)	5,658,102	5,741,744
Credit risk	2,873,366	3,511,133
Market risk	1,973,523	1,670,339
Operating risk	811,213	560,272
Basel Ratio - (a/b)	23.9%	22.6%
Tier I Capital	18.6%	17.8%
Tier II Capital	5.3%	4.8%

(1)	The information pertains to BR Partners Banco de Investimento S.A., which follows the regulations of the Brazilian Central Bank for calculating the Basel Ratio.

In the period ended September 30, 2026 and year ended December 31, 2025, the limits are classified according to the minimum amount required by the Brazilian Central Bank (minimum required is 10.5%).

b. Market risk

Market risk is defined as the possibility of incurring losses due to adverse fluctuations in prices, market rates, shares and commodities in the Group’s portfolio positions. Market risk management is defined as the continuous process of identifying, measuring, evaluating, mitigating, monitoring and reporting exposures arising from positions held in foreign exchange, interest rates, shares and commodities, with the objective of keeping them within the regulatory and managerial limits.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

i. Market risk management

The Group segregates its exposure to market risk between the Trading and Banking portfolios. The Trading portfolio includes proprietary positions, which are represented by financial instruments (assets and liabilities) managed based on fair value. The banking portfolio is predominantly characterized by banking business operations and related to the management of the Group’s active (securities) and passive (funding) financial instruments.

The Assets and Liabilities Committee (“ALCO”) is responsible for setting limits for each type of risk in aggregate and by type of portfolio, mitigating and preventing exposure to market risk. The market risk policy, reviewed annually, defines the market risk management framework.

ii. Market risk exposures – Trading portfolio

The main types of risk in this portfolio are exchange rates, interest rates, price indices and inflation rates. The tool used to measure and control exposure to market risk in the Group’s trading portfolio is Value-at-Risk (“VaR”). The VaR of a trading portfolio is the estimated maximum loss that can occur with a specified probability (confidence level) over a given period, considering adverse market changes. The VaR model used by the Group is parametric, based on a 99% confidence level for daily losses.

The VaR model used is based on a parametric approach, with daily volatilities calculated for each risk factor using the EWMA (“Exponentially Weighted Moving Average”) methodology, applying a Lambda factor of 0.96 (based on an effective period of 126 observations). Furthermore, the correlation between the daily returns of the risk factors is calculated, resulting in the creation of a correlation matrix that is applied to calculate the portfolio’s VaR.

The general structure of VaR limits is subject to review and approval by ALCO and is measured daily to ensure proper monitoring of market risk. Monthly reports are submitted to ALCO for approval and backtesting is also carried out to validate the calculated models.

Presentation of Values at risk (in the year) - Trading Portfolio	Closing
(In thousands of reais)	09/30/2026	31/12/2025
- Interest rate	447	316
- Price Index / inflation Rate	458	668
- Foreign exchange	60	106
- Other	-	44
Non-correlated Trading Portfolio	965	1,134
Correlated Trading Portfolio	836	891

iii. Market risk exposures – Banking portfolio

The main risk to which the Banking portfolio is exposed is the risk of loss due to fluctuations in future cash flows or in the fair value of financial instruments due to a change in market interest rates, price indices and inflation rates. ALCO is the committee responsible for monitoring and complying with the daily limits for this portfolio.

Banking portfolio risks are calculated based on the contractual cash flows of eligible financial instruments, using the Delta NII methodology, as established by the regulator. The sensitivity analysis for instruments in the Banking portfolio subject to market risk starts with the classification of exposures by risk factors. The Group applies parallel shocks to the respective yield curves as a sensitivity analysis methodology, monitoring the behavior of exposures and the gaps of each risk factor. The methodology used to define the reasonably possible changes in risk factors for a period of 1 year considers probability intervals of 95% and 99%, based on a historical period of 10 years for each risk factor. Aiming to analyze sensitivity, possible stress scenarios were defined, the shocks of which were applied to the operations contained in the Banking portfolio, considering the changes that would negatively affect the Group’s positions, based on market data on the respective dates.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

The shocks used in each scenario are described below (Delta NII in thousands of Reais):

Interest rate

The risk factors relate to financial instruments (assets and liabilities) that are sensitive to changes in interest rates. The shocks were calculated considering the cash flows of these financial instruments.

●	Scenario 1: +11 bp (0.1% p.a.) in the interest rate in reais.

●	Scenario 2: +54 bp (0.5% p.a.) in the interest rate in reais.

●	Scenario 3: +69 bp (0.7% p.a.) in the interest rate in reais.

	09/30/2026			12/31/2025
Portfolio	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Banking	216	1,023	1,303	349	1,658	2,112
Total	216	1,023	1,303	349	1,658	2,112

Price Index/Inflation Rate

These are exposures sensitive to changes in coupon rates related to price indices and inflation rates. The shocks were calculated on the cash flows of the financial instruments (assets and liabilities).

●	Scenario 1: +20 bp (0.20% p.a.) in the price index/inflation rate in Reais.

●	Scenario 2: +57 bp (0.57% p.a.) in the price index/inflation rate in Reais.

●	Scenario 3: +83 bp (0.83% p.a.) in the price index/inflation rate in Reais.

	09/30/2026			12/31/2025
Portfolio	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Banking	1,019	2,871	4,195	4,572	12,885	18,828
Total	1,019	2,871	4,195	4,572	12,885	18,828

c. Credit risk

Credit risk is defined as the possibility of losses associated with the failure, on the part of the borrower or counterparty, to meet their respective financial obligations under the agreed-upon terms, devaluation of the credit agreement resulting from the deterioration in the classification of the borrower’s risk, reduction of gains or remuneration, advantages granted in the renegotiation, and costs of recovery.

The Group has an internal model to assign credit risk ratings to its clients, which considers their size, the nature and complexity of their operations and their risk profile. Accordingly, the main factors considered when constructing the internal rating include the business risk profile, financial risk profile and adjustment factors (financial policy, liquidity, influence of the economic group, etc.).

The estimates of losses due to default are based on the value at risk, the probability of default, and the expected losses from default, taking into account all recovery efforts.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

Transfers of Stages

During the 9 months ended September 30, 2026, a financial instrument classified as “fair value through other comprehensive income” was transferred from Stage 1 to Stage 3 due to a significant deterioration in the asset’s credit quality, and consequently became classified as a credit-impaired asset, of R$ 18,244 (R$ 18,800 as of December 31, 2025).

Write-offs from financial instruments

During the 9 months ended September 30, 2026, a financial instrument measured at amortized cost of R$ 14,777 was written off. Since the aforementioned asset was fully provided for, there was no impact on profit (loss) for the period. In the year ended December 31, 2025, no write-offs of financial instruments were recorded.

d. Liquidity risk

It is defined as the possibility that the Group may not be able to efficiently meet its expected and unexpected (current and future) obligations, including those arising from binding guarantees, without affecting its daily operations and incurring material losses. Management is centralized in the Treasury and monitored by the Risk area and the ALCO. The control uses stress scenarios, Minimum Liquidity Reserve (MLR), and Contingency Plan, assessing short-term flows (up to 90 days) and the potential cash depletion under adverse conditions.

Exposure to liquidity risk

We present below the contractual maturities of financial assets and liabilities. These amounts are gross and include accrual of contractual interest.

		Consolidated - Contractual cash flows
	Total account amount on 09/30/2026	≤03 months	04-12 months	1-3 years	Over 3 years	Projected balance
Financial assets
- Cash and cash equivalents	344,442	344,442	-	-	-	344,442
- Financial assets at fair value through profit or loss	13,539,812	11,692,483	470,104	833,134	1,307,283	14,303,004
- Financial assets at fair value through other comprehensive income	2,468,647	232,535	238,472	173,854	6,224,272	6,869,133
- Financial asset at amortized cost	338,451	32,832	19,718	318,244	5,586	376,380
Derivative financial instruments
- Swap	892,837	17,857	98,212	169,639	1,437,468	1,723,176
- NDF	39,154	28,583	3,132	3,915	-	35,630
- Options	78,869	41,800	789	48,110	-	90,699
- Futures	12,138	3,277	607	1,335	11,895	17,114
Total	17,714,350	12,393,809	831,034	1,548,231	8,986,504	23,759,578
Financial liabilities
Amortized cost
- Suppliers	3,690	3,690	-	-	-	3,690
- Client deposits	915,393	350,747	322,655	304,729	8,963	987,094
- Debt issued and others	4,401,646	704,263	1,276,477	2,200,823	5,766,156	9,947,719
- Repurchase agreements	11,029,148	11,029,148	-	-	-	11,029,148
- Other financial liabilities	158	158	-	-	-	158
- Lease liabilities	33,916	1,931	7,726	15,451	18,670	43,778
Derivatives
- Swap	389,889	7,798	42,888	74,079	627,722	752,487
- NDF	32,783	23,932	2,623	3,278	-	29,833
- Options	3,187	1,689	32	1,944	-	3,665
- Futures	13,710	3,702	686	1,508	13,436	19,332
Total	16,823,520	12,127,058	1,653,087	2,601,812	6,434,947	22,816,904

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

		Consolidated - Contractual cash flows
	Total account amount on 12/31/2025	≤03 months	04-12 months	1-3 years	Over 3 years	Projected balance
Financial assets
- Cash and cash equivalents	137,792	137,792	-	-	-	137,792
- Financial assets at fair value through profit or loss	11,712,650	10,142,132	84,251	743,436	1,469,910	12,439,729
- Financial assets at fair value through other comprehensive income	3,308,755	235,308	83,211	627,340	8,310,745	9,256,604
- Financial asset at amortized cost	1,124,190	939,231	-	226,503	-	1,165,734
Derivative financial instruments
- Swap	869,232	43,462	147,770	121,693	1,521,158	1,834,083
- NDF	32,552	12,695	16,276	2,279	-	31,250
- Options	106,239	-	39,308	95,615	-	134,923
- Futures	15,326	7,203	8,123	613	-	15,939
Total	17,306,736	11,517,823	378,939	1,817,479	11,301,813	25,016,054
Financial liabilities
Financial liabilities at fair value through profit or loss	33,222	33,222	-	-	-	33,222
Amortized cost
- Suppliers	11,243	11,243	-	-	-	11,243
- Client deposits	1,637,964	458,630	720,704	638,806	16,380	1,834,520
- Debt issued and others	3,703,658	163,375	1,306,993	1,568,392	3,278,023	6,316,783
- Repurchase agreements	9,938,917	9,938,917	-	-	-	9,938,917
- Other financial liabilities	749,095	749,095	-	-	-	749,095
- Lease liabilities	32,568	1,850	3,699	20,346	20,962	46,857
Derivatives
- Swap	264,236	13,212	44,920	36,993	462,413	557,538
- NDF	46,317	18,063	23,159	3,242	-	44,464
- Options	4,522	-	1,673	4,070	-	5,743
- Futures	29,376	13,807	15,569	1,175	-	30,551
Total	16,451,118	11,401,414	2,116,717	2,273,024	3,777,778	19,568,933

e. Foreign exchange risk

A summary of the Group’s exposure to foreign exchange risk is presented below, highlighting that the amounts in reais may differ from the figures presented in the condensed consolidated interim financial information.

	09/30/2026
	R$ (Real)	US$ (Dollar)	€ (EUR)	¥ (Yen)
Foreign exchange exposure	(52,633)	49,300	3,333	-
Derivatives
Swap	195,321	(195,321)	-	-
NDF	(202,129)	255,791	-	(53,662)
Options	(59,485)	59,485	-	-
Futures	115,169	(168,739)	-	53,570
Total	(3,757)	516	3,333	(92)

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

	12/31/2025
	R$ (Real)	US$ (Dollar)	€ (EUR)	¥ (Yen)
Foreign exchange exposure	(39,047)	34,369	4,678	-
Derivatives
Swap	3,695	(3,695)	-	-
NDF	622,499	(520,777)	-	(101,722)
Options	(38,632)	38,632	-	-
Futures	(552,444)	453,096	(1,618)	100,966
Total	(3,929)	1,625	3,060	(756)

4. Cash and cash equivalents

Parent Company	09/30/2026	12/31/2025
Banks – Checking account	2	1
Bank Certificate of Deposits	-	29,503
Total	2	29,504

Consolidated	09/30/2026	12/31/2025
Banks - Checking account	2,507	3,040
Balances with Brazilian Central Bank	24	1,034
Bank accounts in foreign currency	37,735	3,675
Money market repurchases agreements (1)	304,176	130,043
Total	344,442	137,792

(1)	On September 30, 2026, and December 31, 2025, the repurchase agreements substantially had a resale date for October 1, 2026 and January 2, 2026, respectively.

5. Financial instruments

a. Financial assets at fair value through profit or loss

	Fair / book value
Parent Company	09/30/2026	12/31/2025
Investment fund quotas
- Investment fund quotas	102,854	89,557
Total	102,854	89,557

	Fair / book value
Consolidated	09/30/2026	12/31/2025
Government bonds (1)	13,246,506	11,369,995
- Financial treasury bills (LFT)	346,293	377,269
- National treasury bills (LTN)	1,298,723	1,053,142
- National treasury notes (NTN-B)	8,267,275	8,331,749
- National treasury notes (NTN-F)	3,325,986	1,599,085
- Government bonds of foreign governments	8,229	8,750
Private securities (2)	171,626	174,349
- Certificates of real estate receivables	4,570	26,516
- Certificates of agribusiness receivables	57,895	61,000
- Debentures	109,161	86,833
Investment fund quotas	121,680	168,306
- Investment fund quotas	121,680	168,306
Total	13,539,812	11,712,650

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

b. Financial assets at fair value through other comprehensive income

	Fair value/Book value
Consolidated	09/30/2026	12/31/2025
Private securities (2)	719,791	1,385,470
- Certificates of real estate receivables	320,851	903,281
- Certificates of agribusiness receivables	32,041	40,772
- Debentures	224,945	326,345
- Commercial notes	141,954	115,072
Investment fund quotas	1,748,856	1,923,285
- Investment fund quotas	1,748,856	1,923,285
Total	2,468,647	3,308,755

(1)	Government bonds are under the custody of the Special Settlement and Custody System (SELIC) of the Brazilian Central Bank whose fair value was calculated by means of prices disclosed by ANBIMA – Brazilian Association of Financial Market and Capital Entities.
(2)	The Certificates of Real Estate Receivables, Certificates of Agribusiness Receivables, Debentures and Commercial Notes are classified at Fair Value through Profit or Loss (“FVTPL”) or Fair Value through Other Comprehensive Income (“FVTOCI”) and they are registered with the Clearing House of Custody and Financial Settlement of Securities (“B3 S.A.”), the valuation of which is carried out by IPCA or CDI rate + fixed interest rate.

6. Derivative financial instruments

a. Breakdown per index

	09/30/2026
Parent Company	Assets		Liabilities
Swap	Amounts receivable	Nominal value	Amounts payable	Nominal value
IPCA x CDI	-	-	(1,665)	60,499
Fixed rate x CDI	1,370	72,734	(384)	28,581
CDI x Fixed rate	4	2,716	(3)	6,542
Total	1,374	75,450	(2,052)	95,622

	12/31/2025
Parent Company	Assets		Liabilities
Swap	Amounts receivable	Nominal value	Amounts payable	Nominal value
IPCA x CDI	57	5,070	(1,566)	68,241
Fixed rate x CDI	2,954	73,076	(100)	30,105
Total	3,011	78,146	(1,666)	98,346

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

	09/30/2026
Consolidated	Assets		Liabilities
	Amounts receivable	Nominal value	Amounts payable	Nominal value
Swap	892,837	12,365,249	(389,889)	5,714,447
IPCA x CDI	-	-	(7,476)	39,840
IPCA x Fixed rate	645	32,950	-	-
CDI x Dollar	27,048	299,644	-	-
CDI x IPCA	757,424	6,965,738	(336,991)	3,056,939
CDI x Fixed rate	99,051	3,953,627	(12,142)	1,095,149
CDI X CDI	946	100,319	-	-
Fixed rate x CDI	7,723	1,012,971	(21,297)	903,906
Fixed rate x IPCA	-	-	(8,879)	527,908
Dollar x Fixed rate	-	-	(3,104)	90,705
NDF	39,154	858,307	(32,783)	1,047,304
Currency term	21,464	660,274	(13,475)	821,287
Dollar x Fixed rate	738	172,187	(13,042)	745,998
Fixed rate x Dollar	18,573	435,621	(433)	75,289
Fixed rate x Yen	2,153	52,466	-	-
Forward commodities	17,690	198,033	(19,308)	226,017
Commodities	17,690	198,033	(19,308)	226,017
Options	78,869	196,035	(3,187)	120,799
Call of call option	78,378	170,497	-	-
Call of put option	491	25,538	-	-
Sale of call option	-	-	(526)	44,775
Sale of put option	-	-	(2,661)	76,024
Futures	12,138	2,273,041	(13,710)	5,659,874
Long position	1,332	1,501,831	(11,770)	3,839,312
DAP	1,081	1,119,341	(6,536)	2,939,506
DDI	-	-	(3,145)	341,347
DI1	251	382,490	(5)	370,151
DOL	-	-	(653)	98,437
WDO	-	-	(83)	36,175
Currencies - FX	-	-	(1,348)	53,696
Short position	10,806	771,210	(1,940)	1,820,562
DDI	3,758	371,785	(93)	66,173
DI1	1	18,708	(375)	1,692,043
DOL	1,038	166,324	-	-
IND	-	-	(198)	13,130
WDO	956	144,236	-	-
Commodities – Local	61	1,949	-	-
Commodities - Abroad	4,992	68,208	(1,274)	49,216
Total	1,022,998	15,692,632	(439,569)	12,542,424

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

	12/31/2025
Consolidated	Assets		Liabilities
	Amounts receivable	Nominal value	Amounts payable	Nominal value
Swap	869,232	12,509,027	(264,236)	5,878,802
IPCA x CDI	55,722	179,205	(6,984)	50,930
IPCA x Fixed rate	176	32,950	-	-
CDI x Dollar	7,157	201,600	-	-
CDI x IPCA	721,822	6,893,412	(219,779)	3,410,393
CDI x Fixed rate	71,245	2,571,538	(18,275)	1,293,345
CDI x CDI	956	1,031,819	-	-
Fixed rate x CDI	10,655	1,158,766	(19,033)	1,019,468
Fixed rate x IPCA	1,499	439,737	(165)	104,666
NDF	32,552	942,256	(46,317)	1,082,966
Currency term	15,629	640,728	(22,390)	739,690
Dollar x Fixed rate	1,485	78,040	(14,356)	281,355
Fixed rate x Dollar	10,460	451,469	(8,034)	458,335
Fixed rate x Yen	3,684	111,219	-	-
Forward commodities	16,923	301,528	(23,927)	343,276
Commodities	16,923	301,528	(23,927)	343,276
Options	106,239	270,889	(4,522)	192,425
Call of call option	105,234	181,927	-	-
Call of put option	1,005	88,962	-	-
Sale of call option	-	-	(2,488)	103,789
Sale of put option	-	-	(2,034)	88,636
Futures	15,326	3,421,165	(29,376)	5,357,373
Long position	770	889,134	(29,240)	5,067,269
DAP	10	184,490	(2,549)	3,338,065
DDI	-	-	(7,257)	442,942
DI1	532	665,268	-	16,983
DOL	-	-	(15,656)	977,364
WDO	-	-	(2,580)	180,864
Currencies - FX	-	-	(1,127)	101,776
Commodities - Abroad	228	39,376	(71)	9,275
Short position	14,556	2,532,031	(136)	290,104
DDI	3,275	226,286	-	-
DI1	281	1,488,800	(42)	270,864
IND	-	-	(67)	11,475
WDO	4,247	780,406	-	-
Currencies - FX	3	1,617	-	-
Commodities - Abroad	6,750	34,922	(27)	7,765
Total	1,023,349	17,143,337	(344,451)	12,511,566

Financial collateral given for derivative financial instrument transactions with B3 S.A. are represented by government bonds and totaled R$ 298,252 on September 30, 2026 (R$ 375,419 on December 31, 2025).

b. Comparison between the cost and fair value

	09/30/2026
Parent Company	Cost	Unrealized gains/ (losses)	Credit risk adjustment	Fair value
Assets
Swap	(193)	1,567	-	1,374
Total	(193)	1,567	-	1,374

Liabilities
Swap	(2,371)	319	-	(2,052)
Total	(2,371)	319	-	(2,052)

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

	12/31/2025
Parent Company	Cost	Unrealized gains/ (losses)	Credit risk adjustment	Fair value
Assets
Swap	(350)	3,361	-	3,011
Total	(350)	3,361	-	3,011

Liabilities
Swap	(1,538)	(128)	-	(1,666)
Total	(1,538)	(128)	-	(1,666)

	09/30/2026
Consolidated	Cost	Unrealized gains/ (losses)	Credit risk adjustment	Fair value
Assets
Swap	364,468	531,954	(3,585)	892,837
NDF	36,468	2,785	(99)	39,154
Options	70,891	8,317	(339)	78,869
Futures	12,138	-	-	12,138
Total	483,965	543,056	(4,023)	1,022,998
Liabilities
Swap	(495,856)	105,967	-	(389,889)
NDF	(26,255)	(6,528)	-	(32,783)
Options	(3,569)	382	-	(3,187)
Futures	(13,710)	-	-	(13,710)
Total	(539,390)	99,821	-	(439,569)

	12/31/2025
Consolidated	Cost	Unrealized gains/ (losses)	Credit risk adjustment	Fair value
Assets
Swap	324,639	548,217	(3,624)	869,232
NDF	30,113	2,530	(91)	32,552
Options	100,008	6,697	(466)	106,239
Futures	15,326	-	-	15,326
Total	470,086	557,444	(4,181)	1,023,349
Liabilities
Swap	(431,095)	166,859	-	(264,236)
NDF	(45,591)	(726)	-	(46,317)
Options	(5,278)	756	-	(4,522)
Futures	(29,376)	-	-	(29,376)
Total	(511,340)	166,889	-	(344,451)

c. Breakdown per maturity

	09/30/2026
Parent Company	≤03 months	04-12 months	01-03 years	≥03 years	Fair value
Assets
Swap	-	36	291	1,047	1,374
Total	-	36	291	1,047	1,374

Liabilities
Swap	(17)	(217)	(486)	(1,332)	(2,052)
Total	(17)	(217)	(486)	(1,332)	(2,052)

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

	12/31/2025
Parent Company	≤03 months	04-12 months	01-03 years	≥03 years	Fair value
Assets
Swap	-	-	388	2,623	3,011
Total	-	-	388	2,623	3,011

Liabilities
Swap	-	(354)	(730)	(582)	(1,666)
Total	-	(354)	(730)	(582)	(1,666)

	09/30/2026
Consolidated	≤03 months	04-12 months	01-03 years	≥03 years	Fair value
Assets
Swap	11,471	78,343	131,955	671,068	892,837
NDF	14,548	7,830	16,776	-	39,154
Options	41,277	575	37,017	-	78,869
Futures	4,796	5,121	1,714	507	12,138
Total	72,092	91,869	187,462	671,575	1,022,998
Liabilities
Swap	(1,451)	(12,270)	(229,150)	(147,018)	(389,889)
NDF	(12,238)	(5,739)	(14,806)	-	(32,783)
Options	(2,220)	(967)	-	-	(3,187)
Futures	(2,282)	(2,063)	(764)	(8,601)	(13,710)
Total	(18,191)	(21,039)	(244,720)	(155,619)	(439,569)

	12/31/2025
Consolidated	≤03 months	04-12 months	01-03 years	≥03 years	Fair value
Assets
Swap	30,256	91,920	155,534	591,522	869,232
NDF	13,982	5,674	12,896	-	32,552
Options	3,840	35,442	66,957	-	106,239
Futures	9,875	4,217	703	531	15,326
Total	57,953	137,253	236,090	592,053	1,023,349
Liabilities
Swap	(605)	(3,075)	(92,378)	(168,178)	(264,236)
NDF	(17,349)	(17,237)	(11,731)	-	(46,317)
Options	(4,344)	(178)	-	-	(4,522)
Futures	(21,677)	(5,022)	(537)	(2,140)	(29,376)
Total	(43,975)	(25,512)	(104,646)	(170,318)	(344,451)

d. Derivatives offset amount

The BR Partners Group does not have contracts in which the Company or its counterparty has the right to offset the amounts receivable and payable from the separate contracts in the event of default.

e. Derivatives designated as fair value hedge accounting

	09/30/2026
Strategy	Hedge instrument market value (1)	Hedged item fair value (3)	Fair value adjustment on hedged item recorded in profit or loss (2)
Interest rate risk
Floating rate funding	(202,680)	208,926	(665)
Total	(202,680)	208,926	(665)

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

	12/31/2025
Strategy	Hedge instrument market value (1)	Hedged item fair value (3)	Fair value adjustment on hedged item recorded in profit or loss (2)
Interest rate risk
Floating rate funding	(188,825)	213,886	2,358
Total	(188,825)	213,886	2,358

(1)	The Group uses DAP futures contracts, traded on B3 S.A., as a hedging instrument related to the interest rate risk of floating-rate funding selected for hedging. Daily adjustments related to futures contracts are recorded under “Interest revenues and gains on financial instruments” or “Interest expenses and losses on financial instruments”.
(2)	Balances presented on an accumulated basis for purposes of comparing the changes in the fair value of the instruments versus the hedged item.
(3)	Floating-rate fundings. eligible for hedge accounting, were recognized at fair value through profit or loss.

7. Financial asset at amortized cost

Parent Company

There was no balance in the parent company for the period ended September 30, 2026 and year ended December 31, 2025, respectively.

Consolidated	09/30/2026	12/31/2025
Loans (1)	155,114	184,958
Other financial assets at amortized cost	183,337	939,232
- Foreign exchange	-	778,918
- Services receivable (2)	171,950	130,532
- Deposits (3)	5,586	5,492
- Other amounts	5,801	24,290
Total	338,451	1,124,190

(1)	Refers to operations with clients of BR Partners Banco de Investimento S.A., represented by Bank Credit Notes and Real Estate Credit Notes.
(2)	Refer to services provided to clients and reimbursements receivable on expenditures defined in the service agreement.
(3)	Refers to a security deposit in the amount of R$ 5,586 (R$ 5,262 as of December 31, 2025) and a labor court deposit in the amount of R$ 0 (R$ 230 as of December 31, 2025).

8. Related-party transactions

The transactions between related parties were carried out in terms equivalent to those prevailing in transactions between independent parties.

	Direct controlling shareholder (1)		Associated companies/subsidiaries (2)		Total
Parent Company	09/30/2026	12/31/2025	09/30/2026	12/31/2025	09/30/2026	12/31/2025
Assets/(Liabilities)
Amounts receivable	-	-	24,565	55,496	24,565	55,496
Derivative financial instruments	-	-	(678)	1,345	(678)	1,345
Fund quotas	-	-	102,854	89,557	102,854	89,557
Amounts payable	(4,006)	(9,421)	(35,813)	-	(39,819)	(9,421)
Result/(Expenses)
Result from derivatives	-	-	(2,228)	1,345	(2,228)	1,345
Revenue from investment in investment fund	-	-	7,297	4,892	7,297	4,892

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

	Direct controlling shareholder (1)		Associated companies (2)		Key management personnel (3)		Total
Consolidated	09/30/2026	12/31/2025	09/30/2026	12/31/2025	09/30/2026	12/31/2025	09/30/2026	12/31/2025
Assets/(Liabilities)
Fund quotas	-	-	102,854	89,557	-	-	102,854	89,557
Time deposit certificate – client deposit (4)	(1,789)	(1,497)	(15,259)	(10,345)	(2,908)	(2,096)	(19,956)	(13,938)
Amounts payable	(4,006)	(385)	(34,022)	-	-	-	(38,028)	(385)
Result/(Expenses)
Revenue from investment in investment fund	-	-	7,297	4,892	-	-	7,297	4,892
Interest expense	(126)	(54)	(2,013)	(1,678)	(318)	(496)	(2,457)	(2,228)

(1)	BR Partners Holdco Participações S.A.

(2)	Other companies of BR Partners Group, Black River Holdings e Investimentos Ltda., BR Partners Outlet Premium Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada and BR Partners Fundo de Investimento Financeiro.

(3)	Members of Board of Directors and Executive Board.

(4)	Represented by fundraising by BR Partners Banco de Investimento S.A., maturing up to September 05, 2029 at an average rate of 103.99% of CDI.

Remuneration rates presented above refer to the operations existing on September 30, 2026.

a. Remuneration of key personnel

	Three-month period ended		Nine-month period ended
Parent Company	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Non-statutory Directors
Directors’ fee	565	522	1,645	1,430
Social charges	113	105	329	286
Board and Statutory Directors
Directors’ fee	392	387	1,173	1,161
Social charges	78	77	235	232
Total	1,148	1,091	3,382	3,109

	Three-month period ended		Nine-month period ended
Consolidated	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Non-statutory Directors
Directors’ fee	11,330	11,359	34,110	30,746
Social charges	2,266	2,272	6,823	6,149
Board and Statutory Directors
Directors’ fee	3,158	3,582	9,772	11,046
Social charges	632	716	1,954	2,209
Total	17,386	17,929	52,659	50,150

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

Key management personnel is represented by the Company’s executive board and Board of Directors who, in addition to dividends arising from their interests in BR Partners Holdco Participações S.A. and Black River Holding e Investimentos Ltda, receive remuneration for services rendered at the Company, which is recorded under “Personnel expenses.”

9. Investments in subsidiaries

Parent Company	12/31/2025	Equity in net income of subsidiaries	Payment of capital	Other comprehensive income (1)	09/30/2026
BR Partners Assessoria Financeira Ltda.	2,069	13,322	-	(349)	15,042
BR Partners Assessoria Financeira Rio de Janeiro Ltda.	946	(193)	-	-	753
BR Partners Mercados de Capitais Ltda.	1,000	37,412	-	-	38,412
BR Partners Participações Financeiras Ltda.	620,881	8,061	30,000	2,451	661,393
BR Partners Gestão de Recursos Ltda.	2,003	22,054	-	-	24,057
BR Partners Assessoria em Soluções de Capital Ltda.	500	20,506	-	-	21,006
Total	627,399	101,162	30,000	2,102	760,663

Parent Company	12/31/2024	Equity in net income of subsidiaries	Payment of capital	Other comprehensive income (1)	09/30/2025
BR Partners Assessoria Financeira Ltda.	1,326	33,444	-	297	35,067
BR Partners Assessoria Financeira Rio de Janeiro Ltda.	-	(17)	1,000	-	983
BR Partners Mercados de Capitais Ltda.	1,000	20,749	-	-	21,749
BR Partners Participações Financeiras Ltda.	691,344	37,420	-	173	728,937
BR Partners Gestão de Recursos Ltda.	2,000	30,025	-	-	32,025
BR Partners Assessoria em Soluções de Capital Ltda.	500	12,982	-	-	13,482
Total	696,170	134,603	1,000	470	832,243

(1)	Represented by reflective equity valuation adjustments recorded at BR Partners Banco de Investimento S.A. and BR Partners Assessoria Financeira Ltda.

10. Other amounts payable

	Parent Company		Consolidated
	09/30/2026	12/31/2025	09/30/2026	12/31/2025
Lease liabilities (1)	-	-	33,916	32,568
Amounts payable to related companies	31,097	9,036	-	-
Dividends payable	12,983	385	12,983	385
Provision payable for expenses on personnel	90	23	7,931	3,859
Future year earnings	-	-	1,629	2,419
Provision for surety bonds provided (2)	-	-	476	197
Other	-	-	662	3,263
Total	44,170	9,444	57,597	42,691

(1)	The Group leases floors of a commercial building for a period of 10 years. As of September 30, 2026 and December 31, 2025, the non-cancelable minimum lease amounts are presented between 1 and 10 years.

(2)	Refers to commissions on endorsements and sureties currently found in the credit portfolio of BR Partners Banco de Investimento S.A. (Note 19.a).

11. Financial liabilities

a. Financial liabilities at fair value through profit or loss

	Fair value/Book value
Consolidated	09/30/2026	12/31/2025
Obligations for loans of financial instruments	-	33,222
Total	-	33,222

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

b. Amortized cost

Consolidated	Up to 3 months	4-12 months	01-03 years	>3 of years	09/30/2026	12/31/2025
Client deposits	343,881	297,974	272,288	1,250	915,393	1,637,964
- Time deposit (1)	343,881	297,974	253,158	1,250	896,263	1,626,884
- Interbank deposits	-	-	19,130	-	19,130	11,080
Repurchase agreements	11,029,148	-	-	-	11,029,148	9,938,917
- Government bonds (2)	10,609,998	-	-	-	10,609,998	9,066,958
- Private securities (2)	419,150	-	-	-	419,150	871,959
Debt issued and others	682,150	1,177,648	1,812,040	729,808	4,401,646	3,703,658
- Financial bills (3)	682,150	1,177,648	1,812,040	-	3,671,838	2,993,031
- Subordinated financial bills eligible for capital– tier II (4)	-	-	-	303,300	303,300	274,452
- Subordinated financial bills eligible for complementary capital (5)	-	-	-	426,508	426,508	436,175
Other financial liabilities	158	-	-	-	158	781,663
- Obligations with foreign exchange purchase (6)	158	-	-	-	158	781,663
Total	12,055,337	1,475,622	2,084,328	731,058	16,346,345	16,062,202

(1)	For fixed-rate Bank Deposit Certificates (“CDB”), the remuneration rate is between 9.92% and 16.49% p.a. and for floating-rate CDBs, the remuneration rate is between 96.1% and 113.8% of the DI, 100% of DI + 0.05% to 2.50% p.a. and IPCA + 4.79% and 9.18% p.a.

(2)	For repurchase agreements linked to government bonds (“NTN-B”, “NTN-F” and “LTN”), the yield rate is 13.65% p.a. and, for private securities (Debentures, CRI and CRA), the average yield rate is 93.6% of DI.

(3)	For floating-rate Financial Bills (“LF”), the remuneration rate is between 100% and 105% of the DI + 0.49% to 1.38% p.a. and 100% of the IPCA - Extended Consumer Price Index + 6.58% p.a.

(4)	For fixed Subordinated Financial Bills Eligible to Capital (“LFSN”), the remuneration rate is 11.38%, and for floating-rate LFSN the remuneration rate is between 100% and 109.6% of the DI, 100% of DI + 1–2.94% and 100% of the IPCA + 6.39%.

(5)	The Perpetual Subordinated Financial Bills, eligible for the composition of the complementary capital, are remunerated at floating rates of 100% of the DI + 1.80–2.50% p.a.

(6)	Refers to the obligation linked to a purchased foreign exchange contract, whose settlement occurred on October 02, 2026.

Remuneration rates presented above refer to the operations existing on September 30, 2026.

12. Shareholders’ equity

a. Capital

The Company’s share capital, fully subscribed and paid in totaling R$ 674,940 at September 30, 2026 (R$ 674,940 at December 31, 2025), is represented by 314,987 shares: 200,546 registered, book-entry common shares with no par value and 114,441 registered preferred, book-entry shares with no par value as of September 30, 2026 and December 31, 2025.

b. Profit reserve

The legal reserve is increased annually by an allocation of 5% of net income for the year, and may not exceed 20% of the Company’s share capital. The purpose of the legal reserve is to guarantee that the share capital is paid up and it is used solely to offset losses and increase capital. Other profit reserves refer to the retention of the remaining balance of retained earnings, pursuant to article 196 of Brazil’s Corporation Act.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

c.  Net earnings per share

Basic earnings per share are calculated by dividing profit attributable to the Company’s shareholders by the weighted average number of common shares for the period.

For the periods ended September 30, 2026 and 2025, there are no potential common and preferred shares in the Group for dilution purposes. Therefore, the basic and diluted earnings per share are the same.

	3-month period ended		9-month period ended
	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Income (loss) attributable to the Company’s shareholders	23,536	42,224	96,337	130,539
Weighted average of shares issued	314,987	314,987	314,987	314,987
Basic earnings and diluted per share (in Reais)	0.07	0.13	0.31	0.41

d. Dividends

Shareholders will be entitled to a non-cumulative mandatory minimum dividend, corresponding to 25% of the adjusted net income, as set forth in the Article 191 of Brazil’s Corporation Act, reduced or increased by the amounts provided for in item I of Article 202 of the Brazil’s Corporation Act and subject to the provisions of item II and III of the same article, as applicable.

13. Revenue

The following summary discloses the service revenues (revenue from contracts with customers) and the other accounting items that composes the consolidated total revenue disaggregated by line of business:

	Three-month period ended 09/30/2026
Business line	Revenues from rendering of services	Net interest revenue (expense) and gains (losses) on financial instruments	Total
Investment Banking and Capital Markets	53,418	-	53,418
Treasury Sales & Structuring	12	25,845	25,857
Investments and Wealth Management	4,887	-	4,887
Capital Remuneration	-	39,147	39,147
Total	58,317	64,992	123,309

	Three-month period ended 09/30/2025
Business line	Revenues from rendering of services	Net interest revenue (expense) and gains (losses) on financial instruments	Total
Investment Banking and Capital Markets	67,184	-	67,184
Treasury Sales & Structuring	-	28,739	28,739
Investments and Wealth Management	4,048	-	4,048
Capital Remuneration	-	33,316	33,316
Total	71,232	62,055	133,287

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

	Nine-month period ended 09/30/2026
Business line	Revenues from rendering of services	Net interest revenue (expense) and gains (losses) on financial instruments	Total
Investment Banking and Capital Markets	218,618	-	218,618
Treasury Sales & Structuring	46	62,913	62,959
Investments and Wealth Management	13,761	-	13,761
Capital Remuneration	-	92,877	92,877
Total	232,425	155,790	388,215

	Nine-month period ended 09/30/2025
Business line	Revenues from rendering of services	Net interest revenue (expense) and gains (losses) on financial instruments	Total
Investment Banking and Capital Markets	219,558	-	219,558
Treasury Sales & Structuring	-	69,834	69,834
Investments and Wealth Management	11,272	-	11,272
Capital Remuneration	-	99,398	99,398
Total	230,830	169,232	400,062

14. Net interest revenue (expense) and gains (losses) on financial instruments

	Three-month period ended
Parent Company	09/30/2026	09/30/2025
- Income from financial assets at fair value through profit or loss	2,847	364
- Expenses with financial assets at fair value through profit or loss	(856)	(3,462)
Net interest revenue (expense) and gains (losses) on financial instruments	1,991	(3,098)

	Nine-month period ended
Parent Company	09/30/2026	09/30/2025
- Income from financial assets at fair value through profit or loss	13,253	12,239
- Expenses with financial assets at fair value through profit or loss	(7,164)	(5,170)
Net interest revenue (expense) and gains on financial instruments	6,089	7,069

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

	Three-month period ended
Consolidated	09/30/2026	09/30/2025
Interest revenues
Income from loans	7,000	14,775
Income from guarantees granted	597	539
Financial assets
At amortized cost	-	3,048
At fair value through profit or loss	896,968	427,901
Total interest revenues	904,565	446,263

Interest expenses
Funding expenses	(215,770)	(519,224)
Negative fair value - funding (Hedged Item)	(2,087)	(631)
Financial assets
At fair value through profit or loss	(502,833)	(118,178)
Total interest expenses	(720,690)	(638,033)

Net gains from operations in foreign currency
Foreign exchange income	5,301	19,037
Foreign exchange expenses	(338)	(1,235)
Total	4,963	17,802

Gains (losses) on derivative transactions
Income from derivative operations	2,064,141	4,452,593
Expenses from derivative operations	(2,187,987)	(4,216,570)
Total	(123,846)	236,023

Net income from interest and gains on financial instruments	64,992	62,055

	Nine-month period ended
Consolidated	09/30/2026	09/30/2025
Interest revenues
Income from loans	21,518	53,191
Income from guarantees granted	1,852	1,506
Financial assets
At amortized cost	-	10,589
At fair value through profit or loss	2,357,018	1,463,420
Total interest revenues	2,380,388	1,528,706

Interest expenses
Funding expenses	(680,803)	(1,342,968)
Positive (negative) fair value - funding (Hedged Item)	(3,022)	994
Financial assets
At fair value through profit or loss	(1,706,405)	(175,971)
Total interest expenses	(2,390,230)	(1,517,945)

Net gains from operations in foreign currency
Foreign exchange income	18,665	36,471
Foreign exchange expenses	(14,303)	(16,425)
Total	4,362	20,046

Gains on derivative operations
Income from derivative operations	5,450,935	8,318,535
Expenses from derivative operations	(5,289,665)	(8,180,110)
Total	161,270	138,425

Net income from interest and gains on financial instruments	155,790	169,232

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

15. Administrative expenses

	Three-month period ended		Nine-month period ended
Parent Company	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Outsourced service expenses	373	1,220	1,824	6,093
Financial system service expenses	102	388	295	790
Data processing expenses	30	35	90	93
Other tax expenses	12	99	215	127
Other expenses	479	594	1,106	936
Total	996	2,336	3,530	8,039

	Three-month period ended		Nine-month period ended
Consolidated	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Outsourced service expenses	5,589	13,225	43,826	32,999
Data processing expenses	3,616	3,056	10,338	8,575
Amortization and depreciation expenses	2,577	2,449	7,672	7,348
Financial system service expenses	1,883	2,034	4,507	5,637
Rent expenses	1,216	1,120	3,717	3,713
Other tax expenses	1,832	2,446	5,454	4,506
Other expenses	7,170	7,074	17,477	16,276
Total	23,883	31,404	92,991	79,054

16. Tax expenses

	Three-month period ended		Nine-month period ended
Consolidated	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Revenues from services rendered
- PIS	778	824	1,998	2,202
- COFINS	3,761	3,869	9,640	10,699
- ISS	2,701	3,468	10,887	11,280
Income (loss) from financial instruments net of interest
- PIS	338	289	648	1,066
- COFINS	2,078	1,763	3,991	6,560
Total	9,656	10,213	27,164	31,807

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

17. Income taxes

a. Current and deferred taxes

	Three-month period ended		Nine-month period ended
Parent Company	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Profit before income tax	23,539	42,087	98,818	130,446
Rate (25% Income Tax (IR) and 9% Social Contribution (CSLL))	(8,003)	(14,309)	(33,598)	(44,352)
Effect of additions and deductions on the calculation of taxes
- Additions/permanent exclusions	1,388	(1,177)	(757)	(1,843)
- Temporary differences without recording deferred tax assets	(163)	202	(162)	2,349
- Additions – Undistributed earnings in equity method investees	8,139	16,220	34,395	45,765
Deferred – formation for the period	-	137	-	93
Tax loss and negative basis	(1,364)	(936)	(2,359)	(1,919)
Income tax and social contribution in the periods	(3)	137	(2,481)	93
Deferred income tax and social contribution	(3)	137	(2,481)	93
Current income tax and social contribution	-	-	-	-
Income tax and social contribution in the periods	(3)	137	(2,481)	93

	Three-month period ended		Nine-month period ended
Consolidated	09/30/2026	09/30/2025	09/30/2026	09/30/2025
Profit before income tax and social contribution	31,188	64,361	116,710	182,468
Total income tax and social contribution charge at current rates	(10,604)	(21,883)	(39,682)	(62,039)
Effect of additions and deductions on the calculation of taxes:
- Permanent additions	2,789	354	2,560	1,903
- Temporary differences without recording deferred tax assets	(163)	340	(162)	538
- Other (1)	326	(948)	16,911	7,669
Income tax and social contribution in the periods	(7,652)	(22,137)	(20,373)	(51,929)
Effective rate	24.5%	34.4%	17.5%	28.5%
Deferred income tax and social contribution	(4,263)	(20,505)	(6,746)	(33,699)
Current income tax and social contribution	(3,389)	(1,632)	(13,627)	(18,230)
Income tax and social contribution in the periods	(7,652)	(22,137)	(20,373)	(51,929)

(1)	Basically includes: (i) adjustment for the different rates of non-financial companies taxed based on the presumed profit (BR Partners Gestão de Recursos Ltda., BR Partners Mercados de Capitais Ltda., BR Partners Assessoria em Soluções de Capital Ltda., BR Partners Corretora de Seguros Ltda.and BR Partners Assessoria Financeira Rio de Janeiro Ltda.); and (ii) difference in the financial institution’s tax rate.

b. Deferred tax assets and liabilities

Parent Company	12/31/2025	Formation	Realization / (Write-off)	09/30/2026
Tax loss and negative social contribution basis	5,607	-	-	5,607
Total deferred tax assets	5,607	-	-	5,607
Deferred tax obligations on fair value of financial assets	15,656	2,847	(366)	18,137
Total deferred tax liabilities	15,656	2,847	(366)	18,137
Total net deferred tax assets (liabilities)	(10,049)	(2,847)	366	(12,530)

Parent Company	12/31/2024	Formation	Realization / (Write-off)	09/30/2025
Tax loss and negative social contribution basis	3,060	1,904	-	4,964
Total deferred tax assets	3,060	1,904	-	4,964
Deferred tax obligations on fair value of financial assets	20,840	1,811	-	22,651
Total deferred tax liabilities	20,840	1,811	-	22,651
Total net deferred tax assets (liabilities)	(17,780)	93	-	(17,687)

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

Consolidated	12/31/2025	Formation	Realization / (Write-off)	09/30/2026
Temporary differences	13,504	6,731	(4,855)	15,380
Adjustment to fair value of financial assets recorded in other comprehensive income	8,874	12,322	(14,327)	6,869
Tax loss and negative social contribution basis	70,047	91,959	(25,033)	136,973
Total deferred tax assets	92,425	111,012	(44,215)	159,222
Deferred tax obligations on fair value of financial assets	169,272	105,516	(33,270)	241,518
Deferred IRPJ and CSLL on revenue on the cash basis	6,824	8,478	(5,176)	10,126
Total deferred tax liabilities	176,096	113,994	(38,446)	251,644
Total net deferred tax assets and (liabilities)	(83,671)	(2,982)	(5,769)	(92,422)

Consolidated	12/31/2024	Formation	Realization / (Write-off)	09/30/2025
Temporary differences	33,178	8,465	(20,826)	20,817
Adjustment to fair value of financial assets recorded in other comprehensive income	7,626	-	(142)	7,484
Tax loss and negative social contribution basis	54,835	1,904	(1,091)	55,648
Total deferred tax assets	95,639	10,369	(22,059)	83,949
Deferred tax obligations on fair value of financial assets	141,816	23,438	-	165,254
Deferred IRPJ and CSLL on revenue on the cash basis	6,283	1,706	(2,993)	4,996
Total deferred tax liabilities	148,099	25,144	(2,993)	170,250
Total net deferred tax assets and (liabilities)	(52,460)	(14,775)	(19,066)	(86,301)

18. Operating segments

The Group has a single reportable segment as of September 30, 2026 and December 31, 2025. This segment offers investment banking services, which are administered and managed according to the products offered. Thus, there are no differences from the last consolidated annual financial statements in terms of the segmentation basis.

19. Other information

a. Guarantees, endorsements, and sureties

	09/30/2026	12/31/2025
Bank guarantees provided	133,074	158,899
Provision for financial guarantees provided	(476)	(197)
Total	132,598	158,702

b. Contingencies

Tax provision

In the tax level, there are no lawsuits whose risk of loss is probable or possible in the period September 30, 2026 and year ended December 31, 2025, respectively.

Civil provision

In the civil level, there are no lawsuits whose risk of loss is probable or possible in the period September 30, 2026 and year ended December 31, 2025, respectively.

Labor provision

In the labor level, there are no lawsuits whose risk of loss is probable or possible in the period ended September 30, 2026. As of December 31, 2025, lawsuits with probable risk of loss amounted to R$ 556, and there were no lawsuits classified as possible risk of loss.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

c. Third party fund management (unaudited)

The assets under management and the assets under advisory services managed by the Company are shown below:

	Amount under management
Modality	09/30/2026	12/31/2025
FIM – Multimarket Investment Fund	2,067,061	2,107,961
Fundo de Investimento em Participações	676,900	630,725
International Investment Fund	430,844	699,269
Domestic Managed Portfolios	758,873	308,589
International Managed Portfolios	2,278,527	2,194,309

d. New and revised CPCs / IFRSs and laws issued and not yet applicable

The following amendments to standards were issued by the IASB but are not effective for the quarter ended September 30, 2026. The early adoption of pronouncements, although encouraged by the IASB, is not allowed in Brazil by the Accounting Pronouncement Committee (CPC). At the date of authorization of these condensed interim parent company and consolidated financial information, the Group has not adopted the new and revised IFRSs/CPCs below.

●	CPC 51 / IFRS 18 “Presentation and disclosure in financial statements”: IFRS 18 replaces IAS 1 – Presentation of Financial Statements, carrying over several unchanged requirements from IAS 1 (equivalent to CPC 26) and supplementing them with the new requirements. In addition, some paragraphs of IAS 1 have been moved to IAS 8 – Accounting Policies, Changes in Estimates and Errors and IFRS 7 – Financial Instruments: Disclosures. The IASB has also implemented minor changes to IAS 7 – Statement of Cash Flows and IAS 33 – Earnings per Share.

The new requirements of CPC 51/IFRS 18 are:

-	Present specific categories and subtotals defined in the statement of profit or loss;

-	Present disclosures on the performance measures defined by Management (MPMs - Management-defined Performance Measures) in the notes to the financial statements;

-	Improvements linked to information aggregation and disaggregation requirements.

The Group must adopt CPC 51 / IFRS 18 for annual reporting periods beginning on or after January 1, 2027. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, become effective when the Group applies CPC 51 / IFRS 18.

This pronouncement requires retrospective application with specific transition provisions.  The Accounting Pronouncement Committee in Brazil approved on October 10, 2025, the mandatory adoption of the technical pronouncement through CPC 51 – Presentation and Disclosure in Financial Statements, which corresponds to the international Pronouncement IFRS 18 – Presentation and Disclosure in Financial Statements.

The Company’s Management is in the process of assessing the potential effects and impacts of the pronouncement on the primary financial statements and respective disclosures.

●	CPC 45 / IFRS 19 “Subsidiaries without public accountability”: this pronouncement allows an eligible subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements.

These new changes should not impact the Group’s parent company and consolidated financial statements.

●	The Constitutional Amendment 132/2023 and the Complementary Law 214/2025 established the Tax Reform in Brazil, with a transition period starting in 2026 and concluding by 2033. The new model replaces the taxes PIS, COFINS, ICMS, ISS, and part of IPI with three new taxes, namely CBS, IBS and IS.

20.  Financial instruments – Fair value

i.	Accounting classification and fair values

Fair value is classified for by the Company in accordance with the evaluation method of financial instruments. The different levels were defined as follow:

●	Level 1: prices quoted (not adjusted) in active markets for assets and liabilities defined;

●	Level 2: the evaluation uses information, in addition to quoted prices included in Level 1, information included in level 1 that are observable in the market for the asset or liability, either directly (prices) or indirectly (derived from prices);

●	Level 3: the evaluation uses significant information which is not based on observable market data, i.e., non-observable inputs built by the Company’s Management.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

A summary of the fair value hierarchy of assets and liabilities at fair value, classified according to the Company’s pricing methodology is presented below:

Parent Company	Level 1	Level 2	Level 3	09/30/2026
Financial assets at fair value through profit or loss
- Investment fund quotas	-	-	102,854	102,854
- Derivative financial instruments	-	1,374	-	1,374
Total	-	1,374	102,854	104,228

Parent Company	Level 1	Level 2	Level 3	12/31/2025
Financial assets at fair value through profit or loss
- Investment fund quotas	-	-	89,557	89,557
- Derivative financial instruments	-	3,011	-	3,011
Total	-	3,011	89,557	92,568

Consolidated	Level 1	Level 2	Level 3	09/30/2026
Financial assets at fair value through profit or loss
- Government bonds	13,246,506	-	-	13,246,506
- Private securities	-	171,626	-	171,626
- Investment fund quotas	-	18,826	102,854	121,680
- Derivative financial instruments	12,138	898,780	112,080	1,022,998

Financial assets at fair value through other comprehensive income
- Private securities	-	719,791	-	719,791
- Investment fund quotas	232,535	1,516,321	-	1,748,856
Total assets at fair value	13,491,179	3,325,344	214,934	17,031,457

Financial liabilities at fair value through profit or loss
- Derivative financial instruments	13,710	392,145	33,714	439,569
Total liabilities at fair value	13,710	392,145	33,714	439,569

Consolidated	Level 1	Level 2	Level 3	12/31/2025
Financial assets at fair value through profit or loss
- Government bonds	11,369,995	-	-	11,369,995
- Private securities	-	174,349	-	174,349
- Investment fund quotas	78,749	-	89,557	168,306
- Derivative financial instruments	15,326	868,828	139,195	1,023,349

Financial assets at fair value through other comprehensive income
- Private securities	-	1,385,470	-	1,385,470
- Investment fund quotas	259,072	1,664,213	-	1,923,285
Total assets at fair value	11,723,142	4,092,860	228,752	16,044,754

Financial liabilities at fair value through profit or loss
- Liability for the sale of financial instruments	33,222	-	-	33,222
- Derivative financial instruments	29,376	294,129	20,946	344,451
Total liabilities at fair value	62,598	294,129	20,946	377,673

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

ii.	Valuation techniques and unobservable assumptions

- Financial assets measured at fair value - Level 2

●	Financial assets at fair value through profit or loss and other comprehensive income:

The fair value of government bonds is determined through mark-to-market (MtM) using the current sector rates and curves. For private securities, the fair value is calculated by projecting the future value — based on the contractual indexes (Prefixed, CDI, IPCA, IGPM) — discounted to present value using the respective market curves until maturity.

●	Derivative financial instruments (Swap and NDF):

The fair value of Swaps is determined by the present value of estimated future cash flows, using interbank interest rates and market future prices. The calculation includes credit risk adjustments for the counterparty and the Group itself (CDS spreads or traded bonds). In the case of cash flow Swaps, the MtM consolidates the present value of each parent company installment individually. For NDFs, the fair value is obtained by projecting the future price of the underlying asset until maturity, discounted to present value using the current market reference rates.

- Financial asset measured at fair value - Level 3

●	Equity investment fund quotas: The fair value is measured by the present value of the expected future payments, using discount rates adjusted for risk. For investments in real estate and commercial equity, the model is based on unobservable assumptions (Level 3), such as projections of results, growth, and inflation. The evaluation is sensitive to variations: higher cash flows or lower discount rates increase the estimated fair value, and vice versa.

●	Derivative financial instruments (options and swap): The fair value of options is composed of the intrinsic value (difference between the asset price and the strike price) and the time value (potential for appreciation until expiration). The measurement uses unobservable data (Level 3), such as expected volatility, interest rates, dividends, and internal funding rates. The award is sensitive to variations in these inputs: higher volatility, time to expiration, or dividends generally increase the fair value, while the time value converges to zero at expiration. The adjustments to fair value arising from the financing costs of certain swap contracts reflect changes in the fair value of said contracts given their cash flow profile over time and/or the guarantees provided. The unobservable data used for the swaps is related to the internal funding rate.

iii.	Reconciliation of Level 3 fair values

The following table presents a reconciliation of the opening and closing balances of financial instruments classified as Level 3 at fair value:

a. Investment fund quotas	FVTPL Outlet	FVTPL BR FIM	Total
December 31, 2024	87,955	29,940	117,895
Principal amortization	(13,089)	-	(13,089)
Receipt of interest	(20,140)	-	(20,140)
Fair value increase	948	3,943	4,891
December 31, 2025	55,674	33,883	89,557
Payment of quotas	-	6,000	6,000
Fair value increase	4,953	2,344	7,297
September 30, 2026	60,627	42,227	102,854

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

b. Derivative financial instruments

Options	FVTPL – Options (Assets)	FVTPL - Options (Liabilities)
December 31, 2024	18,817	(17,837)
Premiums paid (received)	106,238	(4,522)
Fair value increase (decrease)	(18,816)	17,837
December 31, 2025	106,239	(4,522)
Premiums paid (received)	196,035	(97,611)
Fair value increase (decrease)	(223,405)	98,946
September 30, 2026	78,869	(3,187)

Swap	Assets	Liabilities
Cost value	(37,795)	(19,702)
Fair value adjustment	39,353	(8,250)
Fair value adjustment (level 3)	31,443	11,528
Credit Valuation Adjustment	(45)	-
December 31, 2025	32,956	(16,424)

Cost value	(54,800)	(43,091)
Fair value adjustment	55,666	(4,182)
Fair value adjustment (level 3)	32,446	16,746
Credit Valuation Adjustment	(101)	-
September 30, 2026	33,211	(30,527)

Change in funding valuation adjustment	1,003	5,218

Total of level 3 derivative financial instruments at December 31, 2025	139,195	(20,946)
Total of level 3 derivative financial instruments as of September 30, 2026	112,080	(33,714)

iv.	Sensitivity analysis of financial assets classified as Level 3

Sensitivity analysis for financial instruments classified as Level 3 is essential to understand the uncertainty associated with fair value estimates. These instruments are measured based on unobservable market data, which significantly implies a high level of judgment and estimation by management.

For the performance of the analysis, we consider the main assumptions that influence fair value, such as discount rates, volatility, average internal funding rates and other factors specific to financial instruments. For example, a change in the discount rate can have a substantial impact on fair value, reflecting changes in market conditions or economic expectations.

Furthermore, the volatility of the prices of the underlying assets can directly affect the valuation of financial instruments classified as Level 3. Greater volatility can increase uncertainty and, consequently, the range of possible changes in fair value.

Other factors, such as changes in economic conditions or the regulatory environment, can also influence fair value estimates. Management monitors these matters and adjusts the valuation as necessary to make sure that the values have been adequately reported reflecting market conditions and associated risks, as well as the interrelationships that exist between these variables and the fair value of the financial instruments.

During the period ended September 30, 2026 and year 2025, there were no changes in the measurement method of financial assets and liabilities that would imply the reclassification of assets and liabilities between different levels of the fair value hierarchy.

STATEMENT OF EXECUTIVE BOARD ON THE INDEPENDENT AUDITORS’ REPORT ON

REVIEW OF CONDENSED PARENT COMPANY AND CONSOLIDATED INTERIM FINANCIAL INFORMATION

Pursuant to Article 27, §1, item V of CVM Resolution 80, of March 29, 2022, we hereby declare that: i) we are responsible for the information contained in this file; and ii) we reviewed, discussed and agreed with the opinions expressed in the independent auditors’ report on this condensed interim parent company and consolidated financial information of BRBI BR Partners S.A. for the three- and nine-month period ended September 30, 2026.

São Paulo (SP), November 3, 2026

José Flávio Ferreira Ramos

Chief Financial Officer

STATEMENT BY THE EXECUTIVE BOARD ON CONDENSED PARENT COMPANY AND

CONSOLIDATED INTERIM FINANCIAL INFORMATION

Pursuant to Article 27, §1, item VI of CVM Resolution 80, of March 29, 2022, we hereby declare that: i) we are responsible for the information contained in this file; and ii) we reviewed, discussed and agreed with the condensed interim parent company and consolidated financial information of BRBI BR Partners S.A. for the three- and nine-month period ended September 30, 2026.

São Paulo (SP), November 3, 2026

José Flávio Ferreira Ramos

Chief Financial Officer